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Exhibit 99F

AGNICO-EAGLE MINES LIMITED

BY-LAW NO. 1 (AS AMENDED)

        This by-law relates generally to the transaction of the business and affairs of Agnico-Eagle Mines Limited.

Contents

One	—	Interpretation
Two	—	Business of the Corporation
Three	—	Borrowing and Security
Four	—	Directors
Five	—	Committees
Six	—	Officers
Seven	—	Protection of Directors, Officers and Others
Eight	—	Shares
Nine	—	Dividends and Rights
Ten	—	Meetings of Shareholders
Eleven	—	Notices
Twelve	—	Effective Date

        The following by-law is enacted as a by-law of the Corporation.

SECTION 1
INTERPRETATION

1.1    Definitions

        In this by-law and in all other by-laws of the Corporation the following terms shall have meanings set out below:

"Act" means the Business Corporations Act (Ontario), including the regulations made thereunder, as amended from time to time, or any statute or regulations that may be substituted therefore and, in the case of such substitution, any references in the by-laws to provisions in the Act or regulations shall be read as references to the substituted provisions therefore in the new statute or regulations, as amended from time to time;

"appoint" includes "elect" and vice versa;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force;

"cheque" includes a bank draft and a money order;

"committee" means a committee of directors appointed by the board;

"Corporation" means Agnico-Eagle Mines Limited;

"director" means a member of the board, except as otherwise expressly provided;

"meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

"non-business day" means any day that is a Saturday, Sunday or any other day that is a holiday as defined in the Retail Business Holidays Act (Ontario), and in any statute that may be substituted therefore, as amended from time to time;

"officer" means an officer of the Corporation, except as otherwise expressly provided;

"recorded address" means:

  (a)
  in the case of a shareholder, such person's latest address as shown in the records of the Corporation or its transfer agent, and in the case of joint shareholders, the address appearing in the securities register in respect of the joint holding or the first address so appearing, if there is more than one;

  (b)
  in the case of an officer or auditor of the Corporation, such person's address as shown in the records of the Corporation; and

  (c)
  in the case of a director, such individual's latest address shown in the records of the Corporation or in the most recent notice filed by the Corporation under the Corporations Information Act (Ontario), and any statute that may be substituted therefore, as amended from time to time, whichever is the more current;

"shareholder" means a shareholder of the Corporation, except as otherwise expressly provided; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

1.2    Principles of Interpretation

        Except for the terms defined in section 1.1, terms defined in the Act have the same meaning when used in this by-law.

        Words importing the singular number include the plural and vice versa. Words importing gender include the masculine, feminine and neuter genders.

SECTION 2
BUSINESS OF THE CORPORATION

2.1    Registered Office

        The registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Corporation's articles and thereafter as the shareholders may from time to time determine by special resolution. The location of the registered office in such municipality or geographic township shall be the location determined from time to time by the board.

2.2    Corporate Seal

        The Corporation may have a corporate seal. If a seal is adopted it shall be in a form approved from time to time by the board.

2.3    Financial Year

        Until changed by the board, the financial year of the Corporation shall end on December 31 in each year.

2.4    Execution of Instruments

        Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by two signing authorities. One signing authority shall be a director, the president, or a vice-president of the Corporation. The other signing authority shall be a director, the president, a vice-president, the secretary, the treasurer, an assistant secretary or an assistant treasurer of the Corporation, or any other officer appointed by the board.

        The board or the two signing authorities may from time to time direct the manner in which, and the person or persons by whom, any particular instrument or class of instruments may or shall be signed. Any signing authority may affix the corporate seal to any instrument requiring the seal.

2.5    Banking Arrangements

        The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies and/or other persons as may from time to time be designated by, or under the authority of, the board. Such banking business, or any part thereof, shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.6    Voting Rights in Other Bodies Corporate

        The signing authorities of the Corporation described in section 2.4 may execute and deliver proxies, and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights, attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the signing authorities executing or arranging for the same. In addition, the board may from time to time direct the manner in which, and the persons by whom, any particular voting rights, or class of voting rights, may or shall be exercised.

SECTION 3
BORROWING AND SECURITY

3.1    Borrowing Power

        Without limiting the borrowing powers of the Corporation as set forth in section 184 of the Act, but subject to the Corporation's articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

  (a)
  borrow money upon the credit of the Corporation;

  (b)
  issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

  (c)
  to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and

  (d)
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Corporation to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Corporation.

        Nothing in this section 3.1 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by, or on behalf of, the Corporation.

3.2    Delegation

        Subject to the Act and the Corporation's articles, the board may from time to time delegate to a committee, a director, an officer or any other person as may be designated by the board, all or any of the powers conferred on the board by section 3.1 or by the Act, to such extent and in such manner, as the board may determine at the time of such delegation.

SECTION 4
DIRECTORS

4.1    Number of Directors

        Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number of directors, which shall not be fewer than three, and not more than the maximum number of directors set out in the Corporation's articles.

4.2    Qualification

        No individual shall be qualified for election or appointment as a director if the individual, (i) is less than 18 years of age, (ii) is of unsound mind and has been so found by a court in Canada or elsewhere, (iii) is not an individual, or (iv) has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. At least one-third of the directors shall not be officers or employees of the Corporation or any of its affiliates.

4.3    Election and Term — General

  (a)
  An election of directors shall take place at each annual meeting of shareholders. A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to such director's election for a stated term) shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such election or appointment or until a successor is elected or appointed.

4.4    Removal of Directors

        Subject to the Act, the shareholders may, by ordinary resolution passed at a meeting of shareholders, remove any director from office and may, at that meeting, elect a qualified individual in place of that director for the unexpired term of that director. If such vacancy is not filled, a quorum of directors may fill the vacancy in accordance with the procedure set out in Section 4.6

4.5    Vacation of Office

        A director ceases to hold office when the director, (i) dies, (ii) is removed from office by the shareholders, (iii) ceases to be qualified for election as a director, as described in Section 4.2, or (iv) subject to subsection 119(2) of the Act (concerning the resignation of directors named in the articles), delivers the director's written resignation and it is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.6    Vacancies

        Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may appoint an individual to fill a vacancy among the directors, except a vacancy resulting from:

  (a)
  an increase in the number of directors otherwise than an increase in the number of directors in accordance with a special resolution empowering the board to determine the number of directors within a range set out in the articles, provided that such quorum of directors may not appoint any director to fill a vacancy if the total number of directors, after such appointment, is greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders;

  (b)
  an increase in the maximum number of directors set out in the articles; or

  (c)
  a failure to elect the number of directors required to be elected at any meeting of shareholders.

        A director appointed or elected by a quorum of directors to fill a vacancy holds office for the unexpired term of such new director's predecessor.

4.7    Action by the Board

        The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to Sections 4.8 and 4.9) at which a quorum of directors is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. If there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of directors remains in office.

4.8    Canadian Majority at Meetings

        The board shall not transact business at a meeting unless a majority of the directors present are resident Canadians, except where a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting, and a majority of resident Canadian directors would have been present had that director been present at the meeting.

4.9    Meeting by Telephone

        If all the directors consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee by means of such telephone, electronic or other communications facilities as permit all individuals participating in the meeting to communicate with each other simultaneously and instantaneously. A director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which the consent relates and may be given with respect to all meetings of the board and of committees.

4.10    Place of Meetings

        Meetings of the board may be held at any place in or outside Ontario and in any financial year of the Corporation. A majority of the meetings need not be held in Ontario.

4.11    Calling of Meetings

        Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12    Notice of Meeting

        Notice of time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not fewer than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of, or the business to be transacted at, the meeting except where the Act requires such purpose or business or the general nature thereof to be specified.

4.13    First Meeting of the New Board

        Provided a quorum of directors is present, each board containing newly elected directors may without notice hold a meeting immediately following the meeting of shareholders at which such directors were elected.

4.14    Regular Meetings

        The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed. No other notice shall be required for any such regular meeting except where the Act requires the purpose thereof, or the business to be transacted thereat, to be specified.

4.15    Chairman and Secretary

        The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such individual is present, the directors present shall choose one of their number to be chairman of the meeting. If the secretary of the Corporation is absent from any meeting of the board, the chairman of the meeting shall appoint an individual, who need not be a director, to act as secretary of the meeting.

4.16    Quorum

        Subject to section 4.8, the quorum of directors for the transaction of business at any meeting of the board shall be two-fifths of the number of directors holding office at the beginning of such meeting, or such greater number of directors as the board may from time to time determine.

4.17    Votes to Govern

        At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is requested by any director present.

4.18    Adjournment

        Any meeting of directors, or of any committee, may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of directors is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum of directors present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

4.19    Conflict of Interest

        A director who (i) is a party to, (ii) is a director or officer of a body corporate (other than the Corporation) who is a party to, or (iii) has a material interest in any person who is a party to, a material contract or transaction, or proposed material contract or transaction, with the Corporation shall disclose to the Corporation the nature and extent of such director's interest at the time and in the manner provided by the Act. Such a director shall not vote on any resolution to approve the same except as permitted by the Act.

4.20    Remuneration and Expenses

        The directors shall be paid such remuneration for their services as the board may from time to time determine. Such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director.

        The directors may also by resolution award special remuneration to any director for undertaking any special services on the Corporation's behalf, other than the normal work ordinarily required of a director of the Corporation. The confirmation of any such resolution or resolutions by the shareholders is not required.

        The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by such directors in attending meetings of the board or any committee. The directors may fix the remuneration of any officers and/or employees of the Corporation.

SECTION 5
COMMITTEES

5.1    Committees

        The board may appoint from their number one or more committees, however designated, and delegate to any such committee any of the powers of the board except that no such committee shall have the authority to:

  (a)
  submit to the shareholders any question or matter requiring the approval of the shareholders;

  (b)
  fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Corporation;

  (c)
  subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

  (d)
  declare dividends;

  (e)
  purchase, redeem or otherwise acquire shares issued by the Corporation;

  (f)
  pay a commission referred to in section 37 of the Act;

  (g)
  approve a management information circular referred to in Part VIII of the Act;

  (h)
  approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act (Ontario);

  (i)
  approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act (Ontario); or

  (j)
  adopt, amend or repeal by-laws.

A majority of the members of any such committee shall be resident Canadians.

5.2    Transaction of Business

        The powers of a committee may be exercised by a meeting at which a quorum of the members of the committee is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of each committee may be held at any place in or outside Ontario.

5.3    Audit Committee

        The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates, to hold office until the next annual meeting of the shareholders. Each member of the audit committee shall serve at the pleasure of the board. Each member of the audit committee immediately ceases to be such a member when the individual ceases to be a director. The board may fill vacancies in the audit committee by election from among their number.

        The audit committee shall review the financial statements of the Corporation and shall report thereon to the board prior to approval thereof by the board. The audit committee shall have such other powers and duties as may from time to time be assigned to the audit committee by the board.

        Any member of the audit committee or the auditor of the Corporation may call a meeting of the audit committee.

        The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat. The auditor shall attend every meeting of the audit committee held during the term of office of the auditor if so requested by a member of the audit committee.

5.4    Advisory Bodies

        The board may from time to time appoint such advisory bodies as the board deems advisable.

5.5    Procedure

        Unless otherwise determined by the board, each committee and advisory body shall have power to fix a quorum at not less than a majority of such committee's or body's members, to elect a chairman and to regulate procedure.

SECTION 6
OFFICERS

6.1    Appointment

        The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function) secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One individual may hold more than one office. Subject to sections 6.2 and 6.3, an officer may, but need not be, a director.

6.2    Chairman of the Board

        The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to the chairman of the board any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president. Subject to the Act, the chairman of the board shall have such other powers and duties as the board may specify or as are incidental to such office.

6.3    Managing Director

        The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, the managing director shall be the chief executive officer and, subject to the Act and the authority of the board, shall have general supervision of the business and affairs of the Corporation. Subject to the Act, the managing director shall have such other powers and duties as the board may specify or as are incidental to such office. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office, except to the extent that such powers and duties have been assigned to the chairman of the board.

6.4    President

        The president shall be the chief operating officer. Subject to the Act, the president shall have such other powers and duties as the board may specify or as are incidental to such office. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.5    Vice-President

        A vice-president shall have such powers and duties as the board may specify or as are incidental to such office.

6.6    Secretary

        Unless otherwise determined by the board, the secretary shall be the secretary of all meetings of the board, shareholders and committees that the secretary attends. The secretary shall enter, or cause to be entered, in records kept for that purpose minutes of all proceedings at meetings of the board, shareholders and committees, whether or not the secretary attends such meetings.

        The secretary shall give, or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees. The secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the board may specify or as are incidental to such office.

6.7    Treasurer

        The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the board whenever required an account of all the treasurer's transactions as treasurer and of the financial position of the Corporation. The treasurer shall have such other powers and duties as the board may specify or as are incidental to such office.

6.8    Powers and Duties of Officers

        Subject to the Act, the powers and duties of all officers (aside form the chairman of the board, the managing director and the president, whose powers and duties are to be specified only by the board) shall be such as the terms of their engagement call for or as the board or chief executive officer may specify. The board or the chief executive officer may, from time to time and subject to the Act, vary, add to or limit the powers and duties of any officer (aside form the chairman of the board, the managing director and the president, whose powers and duties are to be varied, added to or limited only by the board). Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.9    Term of Office

        The board, in its discretion, or the president, in the president's discretion, may remove any officer. Otherwise each officer appointed by the board shall hold office until such officer's successor is appointed or until such officer's earlier resignation.

6.10    Agents and Attorneys

        Subject to the Act, the board may from time to time appoint agents or attorneys for the Corporation in or outside Ontario with such powers of management, administration or otherwise (including the power to sub-delegate) as the board may determine.

6.11    Conflict of Interest

        Each officer is subject to the disclosure requirements for directors provided in section 4.19.

SECTION 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1    Standard of Care

        Every director and officer in exercising the powers and discharging the duties of such director or officer shall, (i) act honestly and in good faith with a view to the best interests of the Corporation, and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.2    Limitation of Liability

        Subject to section 7.1, and provided that nothing in this section 7.2 shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof, no director or officer shall be liable, (i) for the acts, receipts, neglects or defaults of any other director, officer or employee, (ii) for joining in any receipt or other act for conformity, (iii) for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, (iv) for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, (v) for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation are deposited, (vi) for any loss occasioned by any error of judgment or oversight on such director's or officer's part, or (vii) for any other loss, damage or misfortune which happen in the execution of the duties of the office or in relation thereto.

7.3    Indemnity

        Subject to section 136 of the Act, the Corporation shall indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and such individual's heirs and legal representatives. The indemnification shall be against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative action or proceeding to which such individual is made a party by reason of being or having been a director or officer of the Corporation or body corporate. The Corporation shall provide such indemnification only if:

  (a)
  such individual acted honestly and in good faith with a view to the best interests of the Corporation; and

  (b)
  in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such individual had reasonable grounds for believing that the impugned conduct was lawful.

        The Corporation shall also indemnify such individual in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity, apart from under this section 7.3, to the extent permitted by the Act or law.

7.4    Insurance

        Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in section 7.3 as the board may from time to time determine.

SECTION 8
SHARES

8.1    Issuance

        Subject to the Act and the Corporation's articles, the board may from time to time issue or grant options to purchase, or rights to acquire, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid.

8.2    Commissions

        The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of that person's purchasing, or agreeing to purchase, shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3    Register of Transfer

        The Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form, and the date and other particulars of each transfer, shall be set out.

8.4    Registration of Transfers

        Subject to the Act, the Corporation shall only register the transfer of a share which is presented for transfer in registered form if, (i) the share is endorsed by the appropriate person as provided by the Act, (ii) reasonable assurance is given that the endorsement is genuine and effective as the board may from time to time prescribe, (iii) the Corporation has no duty to inquire into adverse claims or the Corporation has discharged any such duty, (iv) any applicable law of Canada or a province relating to the collection of taxes has been complied with, (v) the transfer is rightful or is to a good faith purchaser, and (vi) any fee charged by the Corporation for a share certificate issued in respect of the transfer has been paid.

8.5    Securities Records

        The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the board, a securities register in which the Corporation records the securities issued by the Corporation in registered form, showing with respect to each class or series of securities:

  (a)
  the names, alphabetically arranged, of persons who, (i) are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, of every such person while a holder, and the number and class or series of shares registered in the name of such holder, (ii) are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or (iii) are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

  (b)
  the date and particulars of the issue of each security and warrant.

8.6    Transfer Agents

        For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

  (a)
  a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

  (b)
  a registrar, trustee or agent to maintain a record of issued security certificates and warrants.

Subject to section 48 of the Act (concerning conflict of interest), one person may be appointed for the purposes of both sections 8.6(a) and 8.6(b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

8.7    Non-recognition of Trusts

        Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.8    Share Certificates

        Every holder of one or more shares of the Corporation shall be entitled, at such holder's option, to a share certificate evidencing the shares held by that holder, or to a non-transferable written acknowledgement of that holder's right to obtain a share certificate, stating the number and class or series of shares held by that holder as shown on the securities register. The certificates and such acknowledgements shall be in such form as the board may from time to time approve. Subject to subsection 55(3) of the Act (concerning the signing of a share certificate), any such certificate shall be signed manually by at least one director or officer or by, or on behalf of, a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation, or by a trustee who certifies such certificate in accordance with a trust indenture. Any additional signatures required on a certificate may be printed or otherwise mechanically reproduced thereon. If a certificate contains a printed or mechanically reproduced signature of an individual, the Corporation may issue the certificate even though the individual has ceased to be a director or an officer, and the certificate is as valid as if the individual were a director or an officer at the date of such certificate's issue. No share certificate need be issued under the corporate seal.

8.9    Replacement of Share Certificates

        Subject to the Act, the board or any officer or agent designated by the board may in the board's or such person's discretion direct the issue of a new share certificate in lieu of and on cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken, on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.10    Joint Shareholders

        If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect of that share. Delivery of the certificate to one of those persons shall be sufficient delivery to all of them. Any one of those persons may give valid receipts for the certificate issued in respect of that share or for any dividend, bonus, return of capital or other money payable or right issuable in respect of that share.

8.11    Deceased Shareholders

        In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect of the death or to make any dividend or other payments in respect of the share except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION 9
DIVIDENDS AND RIGHTS

9.1    Dividends

        Subject to the Act and the Corporation's articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2    Dividend Cheques

        A dividend payable in money may be paid in Canadian dollars or in any equivalent amount in any other currency, at the discretion of the board, and shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared. The cheque shall be mailed by prepaid ordinary mail to the registered holder at such holder's recorded address, unless the holder otherwise directs.

        In the case of joint holders the cheque shall, unless the joint holders otherwise direct, be made payable to the order of all the joint holders and, if more than one address is recorded in the Corporation's securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

        The mailing of a dividend cheque, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to, and does, withhold.

9.3    Non-Receipt or Loss of Cheque

        In the event of non-receipt of any dividend cheque by the person to whom the cheque is sent, the Corporation shall issue a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4    Record Date for Dividends and Rights

        The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of the dividend or to exercise the right to subscribe for those securities.

        Notice of any such record date shall be given not fewer than seven days before the record date in the manner provided by the Act. If no such record date is so fixed, such record date shall be at the close of business on the day on which the resolution relating to the dividend or right to subscribe is passed by the board.

9.5    Unclaimed Dividends

        Any dividend unclaimed after a period of six years from the date on which the dividend was declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION 10
MEETINGS OF SHAREHOLDERS

10.1    Annual Meetings

        The board or any director may call the annual meeting of shareholders and, subject to section 10.2, at such place as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before an annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2    Special Meetings

        The board or any director may call a special meeting of shareholders at any time.

10.3    Place of Meetings

        Subject to the Corporation's articles, each meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

10.4    Notice of Meetings

        Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven not fewer than 21 nor more than 50 days before the date of the meeting to each director, to the auditor of the Corporation, and to each shareholder entitled to vote at the meeting.

        All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state or be accompanied by a statement of:

  (a)
  the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and

  (b)
  the text of any special resolution or by-law to be submitted to the meeting.

10.5    List of Shareholders Entitled to Notice

        For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder.

        If a record date for the meeting is fixed pursuant to section 10.6, such list shall be prepared as of such record date and not later than 10 days after such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given. If no such notice is given, the shareholders listed shall be those registered at the opening of business on the day on which the meeting is held.

        The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.6    Record Date for Notice

        The board may fix in advance a date preceding the date of any meeting of shareholders, by not fewer than 21 and not more than 50 days, as a record date for the determination of the shareholders entitled to notice of the meeting. Notice of any such record date shall be given not fewer than seven days before the record date in accordance with the Act.

        If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting of shareholders shall be at the close of business on the day preceding the day on which the notice is given. If no such notice is given, the shareholders entitled to notice are those registered as shareholders at the opening of business on the day on which the meeting is held.

10.7    Meetings Without Notice

        A meeting of shareholders may be held without notice at any time and place permitted by the Act:

  (a)
  if all the shareholders entitled to vote at the meeting are present in person or duly represented or if those not present or represented waive notice of, or otherwise consent to, the meeting being held; and

  (b)
  if the auditors and the directors are present in person or waive notice of, or otherwise consent to, the meeting being held.

        At such a meeting any business may be transacted which the Corporation may transact at a meeting of shareholders.

10.8    Chairman, Secretary and Scrutineers

        The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and present at the meeting: chairman of the board, managing director, president, or a vice-president. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent from any meeting of the shareholders, the chairman of the meeting shall appoint an individual, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting, with the consent of the meeting.

10.9    Persons Entitled to be Present

        The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote at the meeting, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the Corporation's articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10    Quorum

        A quorum for the transaction of business at any meeting of shareholders shall be two individuals present in person, each being a shareholder or a proxyholder entitled to vote at the meeting, holding or representing, in the aggregate, not less than 10 percent of the issued shares of the Corporation enjoying voting rights at such meeting.

        If a quorum is present at the opening of any meeting of shareholders, the shareholders and proxyholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

        If a quorum is not present at the time appointed for the meeting of shareholders, or within such reasonable time after that as the shareholders and proxyholders present may determine, the shareholders and proxyholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.

10.11    Right to Vote

        Every person named in the list referred to in section 10.5 shall be entitled to vote the shares shown on the list opposite such person's name at the meeting to which the list relates, except to the extent that:

  (a)
  If the Corporation has fixed a record date in respect of the meeting, the person has transferred any of such person's shares after the record date or, if the Corporation has not fixed a record date in respect of the meeting, the person has transferred any of such person's shares after the date on which the list is prepared; and

  (b)
  the transferee, having produced property endorsed certificates evidencing the shares or having otherwise established that such transferee owns such shares, has demanded not later than, (i) the time at which the meeting commences, or (ii) such number of days before the meeting (not exceeding 10 days) as the board may determine, that such transferee's name be included in the list.

        In any such excepted case the transferee shall be entitled to vote the transferred shares at the meeting.

10.12    Proxyholders and Representatives

        Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as such shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

        A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

        The authority of such officer or attorney shall be established by depositing with the Corporation a certified copy of the instrument of the body corporate authorizing such officer or attorney to sign such proxy, or in such other manner as may be satisfactory to the secretary of the meeting or the chairman of the meeting. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.

        In the case of a proxy appointing a proxyholder to attend and act at a meeting of shareholders, the proxy ceases to be valid one year from the date of the proxy.

        Alternatively, if the shareholder is a body corporate or association, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent such body corporate or association at the meeting of shareholders. For the purpose of this by-law, such authorized individual will be considered to be a proxyholder.

        The authority of such authorized representative shall be established by depositing with the Corporation a certified copy of the body corporate's authorizing resolution, or in such other manner as may be satisfactory to the secretary of the meeting or the chairman of the meeting.

        The Corporation shall, concurrently with or prior to sending notice of a meeting of shareholders, send a form of proxy to each shareholder who is entitled to receive notice of the meeting.

10.13    Time for Deposit of Proxies

        The board may fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the Corporation or its agent. Any time so fixed shall be specified in the notice calling the meeting.

        A proxy may be acted on only if, (i) before the time so specified, the proxy was deposited with the Corporation, or its agent specified in the notice, or (ii) no such time was specified in the notice and the proxy was delivered to the secretary of the meeting or the chairman of the meeting before the time of voting.

10.14    Joint Shareholders

        If two or more persons are registered as joint holders of any share, any one of them present in person or duly represented by a proxyholder at a meeting of shareholders may, in the absence of the other or others, vote the share. If two or more of those persons are present in person or duly represented by proxyholder, then such person whose name stands first on the securities register of the Corporation, or that person's proxyholder, shall alone be entitled to vote such shares.

10.15    Votes to Govern

        At any meeting of shareholders every question shall, unless otherwise required by the Corporation's articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot, the chairman of the meeting shall be entitled to a second or casting vote.

10.16    Show of Hands

        Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot is demanded in accordance with section 10.17. On a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken on a question, unless a ballot is demanded in accordance with section 10.17, a declaration by the chairman of the meeting that the vote on the question, (i) has been carried, (ii) has been carried by a particular majority, or (iii) has not been carried, and an entry to that effect in the minutes of the meeting shall be prima facie evidence, (i) as proof of the fact of the number, or proportion of, the votes recorded in favour of, or against, any resolution or other proceeding in respect of the question, and (ii) that the result of the vote so taken is the decision of the shareholders on the question.

10.17    Ballots

        On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken, the chairman of the meeting, or any person who is present and entitled to vote on the question at the meeting, may demand a ballot. A ballot so demanded shall be taken in such manner as the chairman of the meeting shall direct. A demand for a ballot may be withdrawn at any time before the taking of the ballot. If a ballot is taken, each shareholder and proxyholder present shall be entitled, in the respect of the shares which such person is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the Corporation's articles. The result of the ballot so taken shall be the decision of the shareholders on the question.

10.18    Adjournment

        The chairman of a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. No notice of such adjournment need be given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of 30 days or more, in which case, subject to the Act, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate or more than 90 days, section 111 of the Act (concerning the mandatory solicitation of proxies) does not apply.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of shareholders and/or proxyholders is present thereat. The shareholders and/or proxyholders who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum of shareholders and/or proxyholders present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

        Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

SECTION 11
NOTICES

11.1    Method of Giving Notices

        Any notice (which term in this Section Eleven includes any communication or document) to be given (which term in this Section Eleven includes sent, delivered or served) pursuant to the Act, the Corporation's articles, the by-laws or otherwise to a shareholder, director, officer or auditor of the Corporation shall be sufficiently given if, (i) delivered personally to such person, (ii) mailed by prepaid mail to such person at such person's recorded address, (iii) sent to such person at such person's recorded address by any means of prepaid transmitted or recorded communication, or (iv) transmitted by facsimile to such person at such person's recorded address.

        A notice which is delivered personally is deemed to be given when received. A notice which is mailed is deemed to have been given on the fifth day after the notice is deposited in a post office or public letter box. A notice which is sent by means of transmitted or recorded communication is deemed to have been given when dispatched or delivered to the appropriate communications company or agency or its representative for dispatch. A notice transmitted by facsimile is deemed to have been given when the Corporation generates a facsimile confirmation slip which discloses that the notice was transmitted to a number known by the Corporation to be used by the person to whom the facsimile is transmitted.

        The secretary may change, or cause to be changed, the recorded address or facsimile number of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable.

        A certificate of any officer, in office at the time of making the certificate, or agent of the Corporation, as to the facts in relation to the giving of any notice or the publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer and auditor of the Corporation.

        The signature of any director or officer to any notice may be written, printed or otherwise mechanically reproduced.

11.2    Notice to Joint Shareholders

        If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all such persons.

11.3    Computation of Time

        In computing the period of days when notice must be given under any section of this by-law requiring a specified number of days' notice of any meeting or other event, the period shall commence on the day following the sending of such notice and shall terminate at midnight of the last day of the period, except that if the last day of the period falls on a non-business day, the period shall terminate at midnight on the day next following that is not a non-business day.

11.4    Undelivered Notices

        If any notice given to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to that shareholder until the Corporation is informed in writing of the shareholder's new address.

11.5    Omissions and Errors

        The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice, or otherwise founded thereon.

11.6    Persons Entitled by Death or Operation of Law

        Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of the share which has been duly given to the shareholder from whom the person derives title to such share before that person's name and address was entered on the securities register (whether the notice was given before or after the happening of the event on which that person became so entitled) and before that person furnished the Corporation with the proof of authority or evidence of entitlement prescribed by the Act.

11.7    Waiver of Notice

        Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under the Act, the Corporation's articles, the by-laws or otherwise. Any such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of the notice, as the case may be. Any such waiver or abridgement shall be in writing, except a waiver of notice of a meeting of shareholders, the board or a committee, which may be given in any manner.

        Attendance of a director at a meeting of directors or attendance of a shareholder, proxyholder, or any other person entitled to attend a meeting of shareholders, at a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder, proxyholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

SECTION 12
EFFECTIVE DATE

12.1    Effective Date

        This by-law shall come into force when made by the board in accordance with the Act.

12.2    Repeal

        All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. The repeal shall not affect, (i) the previous operation of any by-law so repealed, (ii) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (iii) the validity of any contract or agreement made pursuant to, (iv) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this by-law and all resolutions of the shareholders or the board or a committee with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board on October 28, 1993.

/s/ PAUL PENNA Paul Penna President
/s/ BARRY LANDEN Barry Landen Secretary

CONFIRMED by the shareholders in accordance with the Act on this 30th day of November, 1993.

/s/ BARRY LANDEN Barry Landen Secretary

ADOPTED by the Board of Directors this 1st day of January, 1996.

/s/ PAUL PENNA Paul Penna President
/s/ BARRY LANDEN Barry Landen Secretary

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AGNICO-EAGLE MINES LIMITED BY-LAW NO. 1 (AS AMENDED)
Contents
SECTION 1 INTERPRETATION
SECTION 2 BUSINESS OF THE CORPORATION
SECTION 3 BORROWING AND SECURITY
SECTION 4 DIRECTORS
SECTION 5 COMMITTEES
SECTION 6 OFFICERS
SECTION 7 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
SECTION 8 SHARES
SECTION 9 DIVIDENDS AND RIGHTS
SECTION 10 MEETINGS OF SHAREHOLDERS
SECTION 11 NOTICES
SECTION 12 EFFECTIVE DATE